Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Xos and NextGen Announce Director Nominees to the New Xos Board of Directors

LOS ANGELES & BOCA RATON, Fla.—July 23, 2021—Xos, Inc., a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles ("Xos"), and NextGen Acquisition Corporation (NASDAQ:NGAC) (“NextGen”), a special purpose acquisition company that recently announced a planned business combination with Xos, today announced the nominees for the board of directors of the combined company (“New Xos”).

The New Xos board will be convened upon the closing of the business combination transaction, which is subject to shareholder approval and other customary closing conditions and is expected to occur in August 2021. New Xos will retain the Xos name and trade on the NASDAQ exchange under the new ticker “XOS”.

The New Xos director nominees bring decades of strategic, financial, operational, industry and public company governance leadership.

The director nominees for New Xos are as follows:

❖ Burt Jordan – Former VP, Global Purchasing Operation and Supply Chain Sustainability, Ford Motor Company

❖ S. Sara Mathew – Former Chair and CEO, Dun & Bradstreet Corporation

❖ George Mattson – Co-Founder, NextGen Acquisition Corporation, and former Partner and Co-Head of the Global Industrials Group, Goldman, Sachs & Co.

❖ Ed Rapp – Former Group President for Resource Industries and former CFO, Caterpillar, Inc.

❖ Dakota Semler – Co-Founder and CEO, Xos, Inc.

❖ Giordano Sordoni – Co-Founder and COO, Xos, Inc.

“We are very fortunate to have assembled a world class group of deeply experienced directors for New Xos,” said Dakota Semler, Xos, Inc. Co-Founder and CEO. “The depth and breadth of experience and subject-matter expertise of this group of top-tier business leaders aligns with our future business strategy and will be invaluable as we scale our business in the years to come.”

“We have attracted an exceptional group of directors to join the new board, who share and believe in our mission to decarbonize transportation,” said George Mattson, NextGen Co-Founder and Co-Chairman. “Our new board will bring deep governance, operational, industry and functional skills that will prove invaluable in supporting the leadership team as it transitions into life as a public company.”

Additional information on the additional director nominees can be found below:

Burt Jordan

Former VP, Global Purchasing Operations and Supply Chain Sustainability, Ford Motor Company

Mr. Jordan has served as the President and a director of Atlantic Coastal Acquisition Corp. since December 2020. Mr. Jordan was an executive at Ford Motor Company from 1999 until 2020, where he most recently served as Vice President of Global Purchasing Operations and Supply Chain Sustainability. In this role, Mr. Jordan drove strategy transformation, growth and efficiencies through program delivery, purchasing strategy and supply chain sustainability. In June 2020, Mr. Jordan was named the 2020 Chief Procurement Officer of the Year by the National Minority Supplier Development Council. Mr. Jordan brings strong automotive supply chain experience and deep supplier contacts from around the world.

S. Sara Mathew

Former Chair and CEO, Dun & Bradstreet

Ms. Mathew served as Chair and CEO of Dun & Bradstreet Corporation from 2010 to 2013. In this role, Ms. Mathew led the transformation of Dun & Bradstreet into an innovative digital enterprise. Prior to her role as Chair and CEO, Ms. Mathew also served as President and Chief Operating Officer, and Chief Financial Officer, where she initiated and managed the redesign of Dun & Bradstreet’s accounting processes and controls. Prior to her career at Dun & Bradstreet, Ms. Mathew spent 18 years at Procter & Gamble serving as CFO of the Baby Care and Pamper Products businesses and Vice President of Finance in Asia. Ms. Mathew currently serves as Chair of the board of directors of Freddie Mac, and on the boards of directors of State Street Corporation, Reckitt Benckiser Group, and NextGen. Previously, Ms. Mathew served on the boards of Shire Pharmaceuticals Limited, Campbell Soup Company and Avon. Ms. Mathew brings strong public company board experience, public company CEO and CFO experience, and strategic transformation leadership experience. Upon the completion of the business combination, Ms. Mathew is expected to chair the compensation committee of New Xos.

George Mattson

Co-Founder, NextGen Acquisition Corporation, and Former Partner, Goldman Sachs

George Mattson is the Co-Founder and Co-Chairman of NextGen and NextGen Acquisition Corp. II, two special purpose acquisition companies. Previously, Mr. Mattson was a Partner at Goldman, Sachs & Co., where he formed and was the Co-Head of the Global Industrials Group, responsible for the firm’s investment banking activities in a diverse set of industries including the automotive, trucking and transportation sectors. In addition to serving as Co-Chairman of NextGen and NextGen Acquisition Corp. II, Mr. Mattson also serves as a director of Delta Air Lines, Inc. and Virgin Galactic Holdings, Inc. Mr. Mattson joined the board of Virgin Galactic in conjunction with the completion of Virgin Galactic’s business combination with Social Capital Hedosophia Holdings Corp., a blank check company formed in 2017. Previously, Mr. Mattson served as a director of Air France-KLM S.A. Mr. Mattson brings extensive public company board experience, SPAC merger board experience, deep strategic and financial experience, and broad industry and customer relationships. Upon the completion of the business combination, Mr. Mattson is expected to chair the nominating and corporate governance committee and serve as the lead independent director.

Ed Rapp

Former Group President and CFO, Caterpillar

Mr. Rapp served as the Group President for the Resource Industries Group at Caterpillar Inc., the world’s leading manufacturer of construction and mining equipment, from 2014 until his retirement in 2016. Mr. Rapp previously served as Group President, based in Singapore, from 2013 to 2014 and as the CFO of Caterpillar Inc. from 2010 to 2013. Mr. Rapp currently serves as a director of AbbVie and previously served as a director of FM Global. Mr. Rapp brings strong public company board and CFO experience, broad industry relationships, and a deep understanding of running a large industrial business. Upon the completion of the business combination, Mr. Rapp is expected to chair the audit committee of New Xos.

Dakota Semler

Co-Founder and CEO, Xos, Inc.

Mr. Semler is a Co-Founder of Xos and has served as CEO and a director of Xos since September 2016. Prior to Xos, Mr. Semler served as CEO of Malibu Management Services, a hospitality operator and Bucket List Experiences, a tour operator company from 2014 to 2016. Mr. Semler was also an independent contractor for TSG Group, a real estate holding company, from 2014 to 2016. Mr. Semler brings strong operations management experience, managing fleet operations for multiple fleets ranging from Class 2 light-duty vehicles to Class 8 short-haul vehicles, and a deep understanding of commercial fleets and the commercial vehicle sector. Upon the completion of the business combination, Mr. Semler will serve as New Xos’ CEO and Chairman of the New Xos Board.

Giordano Sordoni

Co-Founder and COO, Xos, Inc.

Mr. Sordoni is a Co-Founder of Xos and has served as COO and a director of Xos since September 2016. Prior to Xos, Mr. Sordoni served as Co-Founder at Calibur Inc., a startup consulting business, advising early-stage businesses, from 2015 to 2016. Mr. Sordoni was Director of Marketing at Malibu Family Wines, a wine production company, from 2014 to 2016. Mr. Sordoni brings strong operations management experience, overseeing operations of multiple fleets ranging from Class 2 to Class 6 medium-duty shuttle and delivery vehicles, and a deep understanding of commercial fleets and the commercial vehicle sector. Upon the completion of the business combination, Mr. Sordoni is expected to serve as COO of New Xos and as a member of the New Xos Board.

About Xos, Inc.

Xos, Inc. is an electric mobility company dedicated to making fleets more efficient. Xos designs and develops fully electric battery mobility systems specifically for commercial fleets. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on “last mile” routes (i.e. predictable routes that are less than 200 miles per day). The company leverages its proprietary technologies to provide commercial fleets zero emission vehicles that are easier to maintain and more cost-efficient on a total cost of ownership (TCO) basis than their internal combustion engine and commercial EV counterparts. For more information, please visit www.xostrucks.com.

About NextGen

NextGen Acquisition Corporation is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGAC." For more information, please visit www.nextgenacq.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos and NextGen. This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen initially filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC on June 25, 2021 and as further amended by Amendment No. 2 to the registration statement filed on Form S-4 with the SEC on July 22, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov. The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen, including statements regarding the anticipated timing of the transaction and the products, customers and markets of Xos. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen's initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the seven competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

Contacts

Xos Investor Relations

investors@xostrucks.com

Xos Media Relations

press@xostrucks.com

NextGen

info@NextGenacq.com

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